Exhibit 1

[E-Cruiter.com's Logo]

FOR IMMEDIATE RELEASE

          E-CRUITER.COM ANNOUNCES THREE SENIOR MANAGEMENT APPOINTMENTS

                      Company adds depth to management team

OTTAWA, ONTARIO - AUGUST 30, 2000 - E-CRUITER.COM INC. (NASDAQ - ECRU) - a leading application service provider (ASP) offering Internet recruiting solutions to corporations of all sizes - today announced that Robert Richards, formerly vice president technology and product, has been promoted to chief operating officer. Natalie Prowse has been named chief technology officer and George Koitsopoulos has been promoted from director, business development to vice president business development.

"Rob Richards has been one of the driving forces behind E-Cruiter.com's growth and success", said GERRY STANTON, PRESIDENT & CEO OF E-CRUITER.COM. "As part of the initial management team, he has worked in and understands all facets of our business, and his experience and leadership will greatly assist the company in executing on all our corporate goals and in building our market share in the fast-growing Internet recruiting business."

Richards has 18 years of experience in business and technology, including nine at Nortel, where he held a variety of senior management positions. At E-Cruiter.com, Richards has assumed a variety of senior roles in marketing, business development, sales and product management.

"We also welcome Natalie Prowse and George Koitsopoulos to E-Cruiter.com's management team," said STANTON. "Natalie's extensive experience in Web-based technology and design will be important to the continued development of our innovative Internet recruiting solutions. As a director at E-Cruiter.com, George has been successful at establishing strategic alliances that extend the value to E-Cruiter.com customers while driving corporate growth."

Most recently Prowse was president of NetFacet Computing, an Ottawa-based technology consulting firm with a focus on creative Web solutions. Prior to that, she was vice president research and development at Global Business Information Directory Inc. and has also held senior technology positions at both Compaq Canada and JetForm Corporation.

Prior to joining E-Cruiter.com, Koitsopoulos most recently served as vice president, Internet for The CEO Group Inc./Kaplan Career Services, a BrassRing Company. He was instrumental in defining their online recruitment strategy and developing cost-effective customer-centric solutions that capitalized on the emergence of new technologies and `out of the box' partnerships.


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The Company also announced the resignation of Evelyn Ledsham, E-Cruiter.com's vice president sales and service. Donna Bower, previously regional sales manager, has been promoted to director, Canadian sales and will report to Mr. Richards. The Company is actively seeking a new vice president, sales and service.

E-Cruiter.com provides mid-sized companies with recruiting portals - a total environment for hiring that starts with the development of a best-in-class career site. The recruiting portal enables companies to leverage the Internet to post open positions to numerous sites on the Internet, manage all applicant sources, speed and streamline communication, automate the hiring process, build a qualified resume database, and generate reports for improved decision support.

ABOUT E-CRUITER.COM INC.

E-Cruiter.com (NASDAQ: ECRU), a leading Internet recruiting application service provider (ASP), offers corporate recruiting portals that empower companies to attract, select, and retain talent more quickly and cost effectively than traditional recruiting methods.

E-Cruiter.com's corporate recruiting portals link a company's Internet career site with the entire applicant supply chain. The recruiting portal provides a central, multi-functional hiring platform to greatly enhance recruitment performance by harmonizing the management of all candidate sources with an e-communications and workflow solution.

The company's expertise has driven Bell Canada, Dell Computer Corporation (Canada), SAS Institute Canada Inc., Sony Music Canada and numerous high-growth start-ups to select E-Cruiter.com's solutions. For more information visit http://www.ecruiter.com or call toll free 1-877-ECRUITER.


Except for the factual information contained in this press release, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 certain of the matters regarding product and services and market dynamics herein may constitute forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Factors that might cause such a difference include changes in technology and industry standards, increased competition and market acceptance of the Company's products and services and those of its competitors.

For More Information:

Sarah Spence                                   Maggie O'Lett
E-Cruiter.com                                  High Road Communications
Tel: 416-222-6344 ext. 568                     a Fleishman-Hillard Company
E-mail: sarahs@ecruiter.com                    Tel: 613-236-0909 ext. 314
                                               E-mail: molett@highroad.com




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